EXHIBIT 99.3

Satellos Reports First Quarter 2026 Financial Results and Highlights Company Progress

  Eleven clinical trial sites in BASECAMP currently active; remaining planned sites to be activated throughout Q2 2026
  BASECAMP remains on track to complete enrollment in Q3 2026
  The Company has initiated the TRAILHEAD study in the U.S. in adults aged 16-25 years.
  Current cash available of $69.9M (Cdn $97.5M) provides runway through 2027

TORONTO, May 15, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience Inc. (NASDAQ: MSLE, TSX: MSCL) (“Satellos” or the “Company”), a clinical-stage biotechnology company developing life-improving medicines to treat degenerative muscle diseases, today announced financial results and corporate highlights for the first quarter ended March 31, 2026.

“The first quarter of 2026 was a productive time for Satellos. We raised $57M, providing runway to meet all planned milestones through the end of 2027, uplisted to Nasdaq, and advanced the Phase 2 TRAILHEAD and BASECAMP studies,” said Frank Gleeson, MBA, Chief Executive Officer of Satellos. “We are excited by the progress we are making with BASECAMP enrollment and dosing across 11 active clinical sites to date. We expect the additional sites intended to complete BASECAMP to be activated in Q2. We remain on track to complete BASECAMP enrollment in Q3 2026, supported by the active and planned sites currently having identified more than 100% of potential participants for screening and potential enrollment in the coming months.”

SAT-3247 CLINICAL PROGRESS

SAT-3247 is an orally administered small-molecule therapy designed to enhance muscle regeneration by addressing deficits in muscle stem cell polarity in Duchenne and potentially other muscle diseases.

BASECAMP (CL-201): Phase 2 Pediatric Study

The BASECAMP study is evaluating SAT-3247 in 51 ambulatory boys with DMD aged 7, 8 or 9 years. Primary endpoints include safety, tolerability and dynamometry. Secondary endpoints will assess SAT-3247’s impact on muscle quality, function and regeneration.

The BASECAMP trial is actively enrolling at 11 clinical centers. The Company anticipates activating additional clinical sites throughout Q2 2026.

TRAILHEAD (LT-001): Phase 2 Adult Study

TRAILHEAD is a 12-month, open-label Phase 2 study evaluating long-term safety, efficacy and sustained functional benefit of SAT-3247 in adults with DMD.

  After submitting TRAILHEAD to the FDA in early Q2 2026 and following the statutory review period, Satellos began to engage with its planned clinical sites in the U.S. to identify participants with DMD aged 16 to 25 years.
  Four participants from the Company’s Phase 1b study (CL-101) enrolled in TRAILHEAD and restarted on SAT-3247 at various times in Q4 2025; they are expected to complete six months on drug at various times during Q2 2026
  Satellos plans to enroll up to 30 individuals living with DMD aged ≥16 to 25 years in the U.S. and Australia
  The Company intends to provide updates from the TRAILHEAD study throughout 2026

FINANCIAL RESULTS

Satellos had cash and cash equivalents and short-term investments of $69.9 million as of March 31, 2026, compared with $27.7 million on Dec. 31, 2025. The increase primarily reflects proceeds from an equity offering completed in February 2026, partially offset by cash used to fund ongoing operations.

For the quarter ended March 31, 2026, Satellos reported a net loss of $9.8 million ($0.53 loss per share), compared to a net loss of $6.1 million ($0.44 loss per share) for the quarter ended March 31, 2025. The increase in net loss was primarily a result of increased Research and Development (“R&D”) expenses related to clinical activities associated with SAT-3247. General and Administrative (“G&A”) expenses also increased as compared to the prior period due to additional personnel and professional fees to support advancing operations and the Nasdaq listing.

R&D expenses increased to $7.3 million for the quarter ended March 31, 2026, compared to $4.5 million for the quarter ended March 31, 2025. The increase in R&D expenses was primarily the result of costs associated with the TRAILHEAD and BASECAMP studies.

G&A expenses increased to $2.7 million for the quarter ended March 31, 2026, as compared to $1.9 million for the quarter ended March 31, 2025. The increase in G&A expenses was primarily the result of increased headcount, professional fees associated with public company reporting obligations, and costs associated with the Nasdaq listing.

Satellos’ financial statements for the quarter ended March. 31, 2026, and the related management’s discussion and analysis (MD&A) will be available on the Company website and SEDAR+ at www.sedarplus.ca.

ABOUT SAT-3247

SAT-3247 is a proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in Duchenne muscular dystrophy (DMD) and other degenerative muscle diseases or injury conditions. Satellos is advancing SAT-3247 as a potential treatment for DMD that is independent of dystrophin and applicable regardless of exon mutation status, with ongoing Phase 2 clinical studies, including TRAILHEAD, an open-label study in adult participants, and BASECAMP, a global, randomized, placebo-controlled study in pediatric participants.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, a first-of-its-kind, orally administered small molecule therapy designed to address deficits in muscle repair and regeneration. SAT-3247 is being evaluated as a potential disease-modifying treatment, initially for DMD, in two Phase II clinical trials: BASECAMP in pediatrics and TRAILHEAD in adults. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore the body’s natural muscle repair and regeneration biology, a fundamental stem cell driven process that is disrupted in DMD and other degenerative conditions. By inhibiting AAK-1, SAT-3247 treatment aims to re-establish a biochemical signal needed to support muscle regeneration in a dystrophin-independent manner — with potential broad applicability as either a stand-alone or adjunctive therapy. Satellos has identified additional muscle diseases and injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding expected runway; the possibility of pursuing regulatory approval for SAT-3247; the potential for SAT-3247 to represent a disease modifying approach to the therapeutic treatment of people living with Duchenne; anticipated benefits to patients from a small molecule treatment for Duchenne; the advancement SAT-3247 through clinical trials, including the BASECAMP clinical trial and the expected timing of enrollment and top-line data; the activation of additional clinical sites; expected participants in the TRAILHEAD study; the pharmacodynamic properties and mechanism-of-action of SAT-3247; the potential of our approach in other degenerative muscle diseases and our plans to pursue those opportunities; SAT-3247’s prospective impact on Duchenne patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally; and Satellos’ technologies and drug development plans. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective” , “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management’s ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos’ Annual Information Form dated March 26, 2025 (which is located on Satellos’ profile at www.sedarplus.ca) and in Satellos’ public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise

CONTACTS

Investors: Dan Ferry, LifeSci Advisors, daniel@lifesciadvisors.com
Media: Emily Williams, Senior Director of Communications, media@satellos.com